UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM
Copenhagen, 5 October 2026: Cadeler A/S (“Cadeler”) has received notification pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transactions related to shares in Cadeler A/S made by persons discharging managerial responsibilities in Cadeler A/S and/or persons closely associated with them.
BW Altor Pte. Ltd., a person closely associated with Andreas Sohmen-Pao, Chair of the Board of Directors, has made the transactions described in the attached notification on the dates set out therein
Please see the attached file for further details.
For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
Alexander.simmonds@cadeler.com

About Cadeler:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).
For more information, please visit www.cadeler.com.

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted	
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s): NOK 51.375 Volume(s): 583
d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 51.375 Total number of shares: 583 shares Total price: NOK 29,951.63
e)	Date of the transaction	1 October 2026
f)	Place of the transaction	AQUIS EXCHANGE EUROPE NON DISPLAY ORDER BOOK (NDOB), AQED

Price(s)	Volume(s)
NOK 51.375	583

4.3	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted	
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	

Price(s)	Volume(s)
NOK 51.25	180
NOK 51.375	583
NOK 51.45	1,022
NOK 51.475	1,005
NOK 51.55	98
NOK 51.575	5
NOK 51.625	10
NOK 51.725	1,895
NOK 51.80	23,686
NOK 51.90	290
NOK 51.925	94
NOK 51.95	9,410

e)	Date of the transaction	1 October 2026
f)	Place of the transaction	MORGAN STANLEY EUROPE S.E. - SYSTEMATIC INTERNALISER, MESI
4.9	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted	
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s): NOK 51.125 — Volume(s): 212
d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 51.125 Total number of shares: 212 shares Total price: NOK 10,838.50
e)	Date of the transaction	1 October 2026
f)	Place of the transaction	OneChronos Markets Europe, OCXE
4.10	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted	
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	

Price(s)	Volume(s)
NOK 51.375	148
NOK 51.425	1,200
NOK 51.575	600
NOK 51.825	600
NOK 51.90	600
NOK 51.925	30,092
NOK 51.975	2,400
NOK 52.00	866

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer